SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

George Karageorgiou

c/o Stelinvest Corp.

Status Center

2A Areos Str.

Vouliagmeni, 16671

Athens, Greece

Tel: 011 30 210 967 1019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelshi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)	As a result of the matters described under Item 4 of this Amendment No. 20 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. (“Stelphi”) and Polys Haji-Ioannou (“Polys”). If the Reporting Persons, Polys and Stelphi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelphi and Polys, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).

(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No. V8726M103	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelios Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) See the originally filed Schedule 13D and Amendment Nos. 1 and 2 thereto.	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,138,584 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,138,584

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As a result of the matters described under Item 4 of this Amendment No. 20 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelphi Holding Ltd. (“Stelphi”) and Polys Haji-Ioannou (“Polys”). If the Reporting Persons, Polys and Stelphi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelphi and Polys, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).

(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No. V8726M103	Page 4 of 7

This statement constitutes Amendment No. 20 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 19, the “Schedule 13D”) on behalf of Stelshi Holding Ltd. (“Stelshi”), a Liberian corporation, and its sole shareholder, Stelios Haji-Ioannou (“Stelios” and, together with Stelshi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share, (the “Shares”) of Stelmar Shipping Ltd. (“Stelmar” or the “Company”), a Liberian corporation. Capitalized terms not defined in this Amendment No. 20 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 10, 2004, Stelshi and Stelphi Holding Ltd. (“Stelphi”) addressed a proxy statement (the “Proxy Statement”) to Stelmar shareholders, urging them to vote against the proposed acquisition of Stelmar Shares by a subsidiary of the Fortress Investment Group LLC (the “Fortress Merger”), which has been approved by the Stelmar Board of Directors, and soliciting votes to be cast against the Fortress Merger at the Special Meeting of the Shareholders of Stelmar to be held on November 16, 2004 in New York, New York. The Proxy Statement is attached hereto as Exhibit A. In connection with the distribution of the Proxy Statement, on November 3, 2004, Stelshi delivered a demand letter to the Company, along with an affidavit by Stelshi director George Charalambous, for a Stelmar shareholder list (the “November 3 Demand Letter”), demanding a list of Stelmar shareholders in accordance with Section 8.2.1 of the Liberian Business Corporation Act or, in the alternative, demanding the right to inspect Stelmar’s records relevant to such inquiry during business hours. The November 3 Demand Letter is attached hereto as Exhibit B. As of November 10, 2004, the Company has failed to respond to the November 3 Demand Letter, and as such, the Reporting Persons believe that it has thwarted Stelshi’s and Stelphi’s efforts to distribute the Proxy Statement to Stelmar shareholders. To that end, MacKenzie Partners, Inc. (“MacKenzie”), the proxy solicitors of Stelshi and Stelphi, has distributed copies of the Proxy Statement and accompanying proxy cards to ADP Proxy Services, a transaction processing and information delivery service employed by banks and brokerage firms, which, as MacKenzie has informed the Reporting Persons, services a majority of the Shares of Stelmar. MacKenzie has also distributed copies of the Proxy Statement and accompanying proxy cards to The Depository Trust Company, a clearance and settlement company, for distribution to, as MacKenzie has informed the Reporting Persons, what can reasonably be assumed to be the largest record holder of Shares of Stelmar. Mr. Charalambous also intends to deliver a copy of the Proxy Statement and accompanying proxy cards to certain Stelmar shareholders in Cyprus. As further described in the Proxy Statement, Stelmar shareholders may obtain a copy of the Proxy Statement and accompanying proxy card by calling MacKenzie at 1-800-322-2885 or +1-212-929-5500.

Stelios has met, and will continue to meet, with third parties, including other shareholders of Stelmar, to discuss with such third parties their views with respect to the Fortress Merger as well as the operations and management of the Company.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing activities may be taken by some or all of the Reporting Persons.

CUSIP No. V8726M103	Page 5 of 7

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is supplemented as follows:

(a)–(b)

The Reporting Persons, along with Stelphi and its sole shareholder Polys Haji-Ioannou (“Polys”), may be deemed to be members of a “group” for purposes of Rule 13d-5(b)(1) of the Act. The joint distribution of the Proxy Statement may be deemed an agreement by Stelshi and Stelphi to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Stelmar pursuant to Rule 13d-5(b)(1) of the Act, and, accordingly, may result in the formation of a group, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of Stelmar beneficially owned by any such persons. The Reporting Persons would, as a group with Polys and Stelphi, beneficially own the amount of Shares and the percentage of the Shares as set forth on the cover page of this Amendment No. 20 to the Schedule 13D. The Reporting Persons expressly declare that neither the filing of this Amendment No. 20 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of all of the securities described in footnote (1) on the cover page of this Amendment No. 20 to the Schedule 13D, other than those securities listed in row 11 on the cover page, or that they have formed or are a member of any such group. Information with respect to the beneficial ownership of the Shares of Stelmar by Polys and Stelphi and related information should be contained in the Schedule 13D, as amended, filed or to be filed by Polys and Stelphi.

Item 7.	Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelshi and Stelios is filed as an exhibit to Amendment No. 14 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing George Charalambous to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of Stelios in any and all capacities is filed as an exhibit to Amendment No. 15 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description

A	Proxy Statement of Stelshi and Stelphi, dated as of November 10, 2004.

B	Demand Letter to Stelmar from Stelshi, dated November 3, 2004.

CUSIP No. V8726M103	Page 6 of 7

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2004

STELSHI HOLDING LTD.

By:	/s/ George Charalambous
Name: George Charalambous
Title: Director

STELIOS HAJI-IOANNOU

By:	/s/ George Charalambous
George Charalambous
Attorney-in-fact for Stelios Haji-Ioannou

CUSIP No. V8726M103	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location

A	Proxy Statement of Stelshi and Stelphi, dated as of November 10, 2004.	Filed herewith

B	Demand Letter to Stelmar from Stelshi, dated November 3, 2004.	Filed herewith